SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. __)*

                   LADENBURG THALMANN FINANCIAL SERVICES INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   50575Q 10 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Richard C. Pfenniger, Jr.
                             4400 Biscayne Boulevard
                              Miami, Florida 33137
                            Telephone: (305) 575-4000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)


                                   May 7, 2001
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 2 of 68 Pages
-------------------------------                   -----------------------------

-------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Phillip Frost, M.D.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) |X|
                                                                     (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                          |_|
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     626,266 Shares - See Item 5
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    5,650,000 Shares - See Item 5
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      626,266 Shares - See Item 5
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    5,650,000 Shares - See Item 5
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,276,266 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          |_|
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.9%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 3 of 68 Pages
-------------------------------                   -----------------------------

-------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Frost-Nevada, Limited Partnership
          IRS I.D. #59-2749083
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) |X|
                                                                     (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                         |_|
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     -0-
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    5,650,000 Shares - See Item 5
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      -0-
                            ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     5,650,000 Shares - See Item 5
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,650,000 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           |_|
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.5%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 4 of 68 Pages
-------------------------------                   -----------------------------

-------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Frost-Nevada Corporation
          IRS I.D. #59-274-9057
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) |X|
                                                                    (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                        |_|
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     -0-
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    5,650,000 Shares - See Item 5
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      -0-
                            ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     5,650,000 Shares - See Item 5
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,650,000 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          |_|
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.5%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 5 of 68 Pages
-------------------------------                   -----------------------------

Item 1. Securities and Issuer

        The class of equity securities to which this statement relates is the Common Stock, par value $0.0001 per share, of Ladenburg Thalmann Financial Services Inc. ("Issuer"), a Florida corporation, whose principal executive offices are located at 1055 Stewart Avenue, Bethpage, New York 11714.

        The percentage of beneficial ownership reflected in this Schedule 13D is based upon 36,988,430 shares of Common Stock outstanding on May 7, 2001, which number is based upon information known to the Reporting Persons, and assumes the conversion of the Frost Note (described in Item 4(a) below).

Item 2. Identity and Background

        This statement is filed on behalf of Phillip Frost, M.D. ("Dr. Frost"), Frost-Nevada, Limited Partnership (the "Partnership") and Frost-Nevada Corporation (the "Corporation"). Dr. Frost, the Partnership and the Corporation are collectively referred to as the "Reporting Persons."

        Dr. Frost's principal business occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation, a Florida corporation, which, through its subsidiaries, is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost's business address is c/o IVAX Corporation, 4400 Biscayne Boulevard, Miami, Florida 33137 and Dr. Frost is a citizen of the United States. Dr. Frost is also a director of the Issuer. Dr. Frost became a director of the Issuer as a result of a stock purchase agreement consummated on May 7, 2001 (described in Item 6 below).

        The Partnership is a limited partnership organized and existing under the laws of the State of Nevada. The principal business of the Partnership is the investment in marketable securities, precious metals and commodities and real estate located in Nevada. The business address of the Partnership is 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The Corporation is the sole general partner and Dr. Frost is the sole limited partner.

        The Corporation is a corporation organized and existing under the laws of the State of Nevada. The principal business of the Corporation is acting as the general partner of the Partnership. The principal business address of the Corporation is 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. Dr. Frost is the sole shareholder of the Corporation. David H. Moskowitz is the sole director and officer of the Corporation. Mr. Moskowitz' present principal occupation is as an attorney with the law firm of David H. Moskowitz & Associates. Mr. Moskowitz' principal business address is 1890 Rose Cottage Lane, Malvern, Pennsylvania 19355 and Mr. Moskowitz is a citizen of the United States.

        To the best knowledge of each of the Reporting Persons, none of the Reporting Persons nor Mr. Moskowitz has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

        To the best knowledge of each of the Reporting Persons, none of the Reporting Persons nor Mr. Moskowitz has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 6 of 68 Pages
-------------------------------                   -----------------------------

of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3. Source and Amount of Funds or Other Consideration

        The Reporting Persons utilized personal funds or working capital in making the acquisitions of the shares of Common Stock reported upon in this
Schedule 13D under Item 5(c) below. The Corporation did not directly acquire any of the Common Stock reported upon in this Schedule 13D and is only being reported in this Schedule 13D for its beneficial ownership in the Partnership's interest.

Item 4. Purpose of Transactions

        The Reporting Persons acquired the securities reported upon in this
Schedule 13D under Item 5(c) below for investment purposes and in the ordinary course of business. The Reporting Persons may undertake one or more of the actions set forth below.

        (a) Each of the Reporting Persons may acquire additional securities from time to time in the market or in private transactions. The Partnership holds a $10,000,000 8-1/2% senior convertible promissory note due December 31, 2005 ("Frost Note") of the Issuer. The Frost Note is convertible at the holder's option, in whole or in part, at any time, into that number of shares of Common Stock determined by dividing the principal and interest to be converted by the "conversion price." The "conversion price" is initially $2.00 and is subject to anti-dilution adjustment for stock splits, dividends and similar events. The conversion price is also subject to adjustment based on the relative changes in the stockholder equity of the Issuer and Ladenburg, Thalmann & Co. Inc., a wholly-owned subsidiary of the Issuer ("Ladenburg"), between September 30, 2000 and April 30, 2001. Additionally, if, during any period of 20 consecutive trading days, the closing sale price of the Issuer's Common Stock is at least $8.00, the principal and all accrued interest on the Frost Note will be automatically converted into shares of Common Stock at the conversion price then in effect.

        On May 7, 2001, Dr. Frost was granted an option by the Issuer to purchase 20,000 shares of the Issuer's Common Stock at an exercise price of $3.05 per share. The option vests in full on the first anniversary of the date of grant and expires on May 7, 2011.

        Other than the rights described above and except that Dr. Frost in the future may be issued options to purchase additional shares of the Issuer's Common Stock under the Issuer's 1999 Performance Equity Plan for serving as a non-employee director of the Issuer, none of the Reporting Persons has any agreements to acquire any additional Common Stock at this time.

        (b) In connection with the acquisition by the Partnership of the Frost Note, the Issuer entered into a Stock Purchase Agreement, dated February 8, 2001, as amended ("Ladenburg Purchase Agreement"), between New Valley Corporation ("New Valley"), Ladenburg, Thalmann Group Inc. ("LTGI"), Berliner Effektengesellschaft AG ("Berliner") and Ladenburg pursuant to which the Issuer increased the size of its board of directors from seven members to nine members and agreed to hold an annual meeting of shareholders at which a new slate of directors was to be elected. Of the nine nominees for election, three nominees were already members of the Issuer's board of directors and six nominees were

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 7 of 68 Pages
-------------------------------                   -----------------------------

designated by New Valley. Dr. Frost was one of the nominees designated by New Valley. Pursuant to a Proxy and Voting Agreement, dated as of February 8, 2001, among New Valley, LTGI, Berliner and certain stockholders of the Issuer, several of the Issuer's present and former officers, directors and key employees agreed to vote a total of 12,426,939 shares owned by them in favor of the nine nominees. On May 7, 2001, the Issuer held its annual meeting and the nine nominees, including Dr. Frost, were elected to the Issuer's board of directors.

        As a director of the Issuer, Dr. Frost is involved in making material business decisions regarding the Issuer's policies and practices and may be involved in the consideration of various proposals considered by the Issuer's board of directors. Notwithstanding the foregoing, except as discussed above and in the ordinary course as director of the Issuer, neither the Reporting Persons nor David Moskowitz has any present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer' s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

        (a) - (b) Dr. Frost is the beneficial owner of 6,276,266 shares of Common Stock of the Issuer. This amount represents (i) 626,266 shares of Common Stock held by Dr. Frost, (ii) 650,000 shares of Common Stock held by the Partnership and (iii) 5,000,000 shares of Common Stock issuable upon conversion of the principal amount of the Frost Note held by the Partnership. Dr. Frost, in his capacity as the sole shareholder of the Corporation, the general partner of the Partnership, will be deemed the beneficial owner of all shares owned by the Partnership by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by the Partnership. Dr. Frost's beneficial ownership excludes options for 20,000 shares of Common Stock that will not become exercisable within 60 days from the filing of this
Schedule 13D. Dr. Frost is the beneficial owner of 14.9% of the Issuer's Common Stock.

        The Partnership is the beneficial owner of 5,650,000 shares of Common Stock of the Issuer. This amount includes 650,000 shares of Common Stock held by the Partnership and 5,000,000 shares of Common Stock issuable upon conversion of the principal amount of the Frost Note. The Partnership shares the power to vote or dispose of such shares with the Corporation and Dr. Frost. The Partnership is the beneficial owner of 13.2% of the Issuer's Common Stock.

        The Corporation is the beneficial owner of 5,650,000 shares of Common Stock of the Issuer. This amount represents 650,000 shares of Common Stock held by the Partnership and 5,000,000 shares of Common Stock issuable upon conversion of the principal amount of the Frost Note held by the Partnership. The Corporation, in its capacity as the general partner of the Partnership, has the

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 8 of 68 Pages
-------------------------------                   -----------------------------

power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares for the Partnership. David Moskowitz, the Corporation's sole director and officer, does not own any shares of the Common Stock of the Issuer. The Corporation is the beneficial owner of 13.2% of the Issuer's Common Stock.

        Since the interest that accrues on the Frost Note is also convertible into shares of Common Stock and is payable quarterly, the exact number of shares of Common Stock into which the Frost Note can be converted changes on a daily basis. For purposes of presentation, the number of shares of Common Stock into which the Frost Note is converted is stated at 5,000,000, which excludes the shares into which the accrued but unpaid interest is convertible.

        Record ownership of the shares held by the Reporting Persons may be transferred from time to time among any or all of the Reporting Persons. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons will be deemed to be the beneficial owner of the shares held by any other Reporting Person.

        (c) The Partnership entered into a Loan Agreement, dated as of February 8, 2001, as amended (the "Loan Agreement"), with the Issuer pursuant to which the Partnership loaned the Issuer $10,000,000 to be used as partial consideration for the acquisition of the outstanding common stock of Ladenburg ("Ladenburg Stock") pursuant to the Ladenburg Purchase Agreement. The loan is evidenced by the Frost Note and is secured by a pledge of the Ladenburg Stock pursuant to a Pledge and Security Agreement, dated as of May 7, 2001 ("Pledge and Security Agreement"), between the Issuer, LTGI, Berliner, the Partnership and U.S. Bank Trust National Association. The Frost Note is convertible at the holder's option, in whole or in part, at any time, into that number of shares of Common Stock determined by dividing the principal and interest to be converted by the "conversion price." The "conversion price" is initially $2.00 and is subject to anti-dilution adjustment for stock splits, dividends and similar events. The conversion price is also subject to adjustment based on the changes in the total stockholder equities of the Issuer and Ladenburg through April 2001. Additionally, if, during any period of 20 consecutive trading days, the closing sale price of the Issuer's Common Stock is at least $8.00, the principal and all accrued interest on the Frost Note will be automatically converted into shares of Common Stock at the conversion price then in effect.

        In connection with the Ladenburg Purchase Agreement, on February 8, 2001, the Partnership entered into several separate stock purchase agreements ("Stock Purchase Agreements") with certain of the Issuer's former and present directors, officers and key employees pursuant to which the Partnership purchased an aggregate of 550,000 shares of the issuer's Common Stock for an aggregate purchase price of $550,000 or $1.00 per share.

        The Loan Agreement, Pledge and Security Agreement and the Stock Purchase Agreements were all consummated on May 7, 2001. On the same date, Dr. Frost was granted an option by the Issuer to purchase 20,000 shares of the Issuer's Common Stock at an exercise price of $3.05 per share in consideration of his becoming a director of the Issuer. The option vests in full on the first anniversary of the date of grant and expires on May 7, 2011.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 9 of 68 Pages
-------------------------------                   -----------------------------

        On May 8, 2001, Dr. Frost purchased 800 shares of the Issuer's Common Stock in the open market at a price per share of $3.05.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

        On May 7, 2001, the Partnership consummated the Loan Agreement, Pledge and Security Agreement and the Stock Purchase Agreements described in Item 5(c) above. On May 7, 2001, Dr. Frost entered into a Stock Option Agreement to reflect the stock option grant described in Item 5(c) above.

        On February 8, 2001, Partnership entered into an Investor Rights Agreement ("Investor Rights Agreement") with the Issuer, New Valley, LTGI, Berliner and certain stockholders of the Issuer. Pursuant to the Investor Rights Agreement, the Issuer has agreed, no later than November 7, 2001, to have declared effective a registration statement ("Registration Statement") under the Securities Act of 1933, as amended, with the Securities and Exchange Commission registering for resale, among other things, the shares of Common Stock underlying the Frost Note. In connection with these registration rights, the Issuer agreed to indemnify the Partnership and the other selling shareholders against losses resulting from violations of the securities laws. The Partnership has also agreed that, upon a firm commitment underwriting of the Issuer's Common Stock, and on the request of the managing underwriter, it will not sell, assign, transfer or pledge any shares of Common Stock for a period of at least 180 days from the date the Registration Statement becomes effective.

        The Investor Rights Agreement also provides that if New Valley proposes to transfer more than 5% of the Issuer's Common Stock to any person not a party to the agreement, it must generally give written notice to the Partnership and certain other individuals and permit them to join in the proposed sale pro rata with respect to the shares of Common Stock owned by them. Additionally, until December 31, 2005, if the Partnership proposes to sell, transfer or otherwise dispose of any portion of the Frost Note or the underlying Common Stock, the Partnership must give New Valley at least one business day's prior written notice of such sale or transfer. New Valley will have the right to purchase any or all of such shares proposed to be sold or transferred on the proposed terms.

Item 7. Material to be Filed as Exhibits

        1.      Joint Filing Agreement.

        2. Loan Agreement, dated as of February 8, 2001, as amended, between the Issuer and Frost-Nevada (incorporated by reference from Appendix C of the Issuer's Definitive Proxy Statement filed on March 28, 2001 and Appendix C of the Second Supplement to the Issuer's Proxy Statement filed on April 26, 2001).

        3. Pledge and Security Agreement, dated as of May 7, 2001, between the Issuer, LTGI, Berliner, Frost-Nevada and U.S. Bank Trust National Association.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 10 of 68 Pages
-------------------------------                   -----------------------------

        4. Stock Purchase Agreement, dated as of February 8, 2001, by and between The Richard J. Rosenstock Revocable Living Trust Dated 3/5/96, Richard J. Rosenstock and Frost- Nevada.

        5. Stock Purchase Agreement, dated as of February 8, 2001, by and between The Vincent A. Mangone Revocable Living Trust Dated 11/5/96, Vincent A. Mangone and Frost- Nevada.

        6. Stock Purchase Agreement, dated as of February 8, 2001, by and between Mark Zeitchick and Frost-Nevada.

        7. Stock Purchase Agreement, dated as of February 8, 2001, by and between The David Thalheim Revocable Living Trust Dated 3/5/96, David Thalheim and Frost-Nevada.

        8. Investor Rights Agreement, dated as of February 8, 2001, among the Issuer, New Valley, LTGI, Berliner, Frost-Nevada and the Principals (incorporated by reference from Appendix C of the Issuer's Definitive Proxy Statement filed on March 28, 2001).

        9. Stock Option Agreement, dated as of May 7, 2001, between the Issuer and Dr. Frost.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 11 of 68 Pages
-------------------------------                   -----------------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 5, 2001
                                        /s/ Phillip Frost
                                    -------------------------------------------
                                    Phillip Frost, M.D.


                                    FROST-NEVADA, LIMITED PARTNERSHIP
                               By:  Frost-Nevada Corporation, General Partner


                               By:     /s/ David Moskowitz
                                    -------------------------------------------
                                    David Moskowitz, President


                                    FROST-NEVADA CORPORATION


                               By:    /s/ David Moskowitz
                                    -------------------------------------------
                                    David Moskowitz, President

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 12 of 68 Pages
-------------------------------                   -----------------------------

                                                                      EXHIBIT 1


                             JOINT FILING AGREEMENT


         AGREEMENT dated as of June 5, 2001, among Phillip Frost, M.D., Frost-Nevada, Limited Partnership and Frost-Nevada Corporation (collectively, the "Parties").

         Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, par value $0.0001 per share, of Ladenburg Thalmann Financial Services Inc. ("Schedule 13D") and it will file the Schedule 13D on behalf of itself.

         Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.


                                        /s/ Phillip Frost
                                    -------------------------------------------
                                    Phillip Frost, M.D.


                                    FROST-NEVADA, LIMITED PARTNERSHIP
                               By:  Frost-Nevada Corporation, General Partner


                               By:     /s/ David Moskowitz
                                    -------------------------------------------
                                    David Moskowitz, President


                                    FROST-NEVADA CORPORATION


                               By:    /s/ David Moskowitz
                                    -------------------------------------------
                                    David Moskowitz, President

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 13 of 68 Pages
-------------------------------                   -----------------------------

                                                                       EXHIBIT 3

                          PLEDGE AND SECURITY AGREEMENT

        PLEDGE AND SECURITY AGREEMENT dated as of May 7, 2001 between:

        (1) GBI Capital Management Corp., a corporation duly organized and validly existing under the laws of the State of Florida (the "Securing Party");

        (2) Ladenburg, Thalmann Group Inc. ("LTGI"), a corporation duly organized and validly existing under the laws of the State of Delaware;

        (3) Berliner Effektengesellschaft AG ("Berliner"), a corporation duly organized and validly existing under the laws of Germany;

        (4) Frost-Nevada, Limited Partnership, a Nevada limited partnership (the "Lender"); and

        (5) U.S. Bank Trust National Association, as collateral agent for the Secured Parties (as defined below) (in such capacity, together with its successors in such capacity, the "Collateral Agent").

        A. The Securing Party, New Valley Corporation, LTGI and Berliner are parties to a Stock Purchase Agreement dated February 8, 2001, as amended (the "Stock Purchase Agreement"), pursuant to which the Securing Party has agreed to purchase from LTGI and Berliner all of the outstanding capital stock of Ladenburg, Thalmann & Co. Inc. ("Ladenburg") and, in partial payment of the Purchase Price, will issue to LTGI and Berliner convertible promissory notes in an aggregate principal amount of $10,000,000 (the "Purchase Notes").

        B. The Securing Party and the Lender are parties to a Loan Agreement dated as of February 8, 2001, as amended (the "Loan Agreement"), pursuant to which the Lender has agreed to lend to the Securing Party the sum of $10,000,000 that will be evidenced by a convertible promissory note in that principal amount (the "Lender Note" and, together with the Purchase Notes, the "Notes").

        To induce LTGI, Berliner and the Lender (collectively, with all permitted assigns of any of the Notes, the "Secured Parties") to enter into the Stock Purchase Agreement and the Loan Agreement, as the case may be, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Securing Party, the Secured Parties and the Collateral Agent have agreed as follows:

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CUSIP No. 50575Q 10 2                                Page 14 of 68 Pages
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                Section 1. Definitions. Terms used herein and not otherwise defined herein shall have the meanings set forth in the Stock Purchase Agreement. The following terms have the meanings ascribed to them below or in the Sections of this Agreement indicated below:

                "Collateral" shall have the meaning ascribed thereto in Section 3 hereof.

                "Default" shall mean any event or condition that constitutes an Event of Default or will on notice, lapse of time or both become an Event of Default.

                "Event of Default" shall have the meaning ascribed thereto in the Notes.

                "Issuer" shall mean Ladenburg.

                "Pledged Stock" shall have the meaning ascribed thereto in
        Section 3(a) hereof.

                "Required Secured Parties" shall mean Secured Parties holding a majority in principal amount of the Notes.

                "Secured Obligations" shall mean the due and punctual payment by the Securing Party of the principal of and interest on the Notes, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, and all other amounts from time to time owing by the Securing Party to the Secured Parties thereunder and hereunder.

                "Stock Collateral" shall mean, collectively, the Pledged Stock, together with all other certificates, shares, securities, instruments, moneys, or other property as may from time to time be pledged hereunder pursuant to Section 3(b) hereof and the proceeds of and to any such property and, to the extent related to any such property or such proceeds, all books, correspondence, credit files, records, invoices and other papers.

                "Uniform Commercial Code" shall mean the Uniform Commercial Code as in effect from time to time in the State of New York.

                Section 2. Representations and Warranties. The Securing Party represents and warrants to the Secured Parties and the Collateral Agent that:

                (a) It is the sole beneficial owner of the Collateral in which it purports to grant a security interest pursuant to Section 3 hereof, no lien exists or will exist upon such Collateral at any time (and no right or option to acquire the same exists in favor of any other person or entity) and such pledge and security interest in favor of the Collateral Agent for the benefit of the Secured Parties created or provided for herein constitutes a first priority perfected pledge and security interest in and to all of such Collateral.

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CUSIP No. 50575Q 10 2                                Page 15 of 68 Pages
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                (b) The Pledged Stock represented by the certificates identified in Annex 1 hereto is, and all other Pledged Stock in which the Securing Party shall hereafter grant a security interest pursuant to Section 3 hereof will be, duly authorized, validly existing, fully paid and non-assessable and none of such Pledged Stock is or will be subject to any contractual restriction, or any restriction under the charter or by-laws of the Issuer upon the transfer of such Pledged Stock.

                (c) The Pledged Stock identified in Annex 1 hereto, and the certificates, if any, representing such capital stock, constitute and will continue to constitute all of the issued and outstanding shares of capital stock of any class of the Issuer (all of which are registered in the name of the Securing Party) and Annex 1 correctly identifies, as at the date hereof, the class and par value of the shares comprising such Pledged Stock and the number of shares represented by each such certificate.

                Section 3. Collateral. The Securing Party hereby assigns, pledges, grants, transfers, and conveys to the Collateral Agent (for the benefit of each of the Secured Parties as set forth herein) as collateral security for the prompt payment in full when due (whether at stated maturity, by acceleration or otherwise) of the Secured Obligations, a security interest in all of the Securing Party's right, title and interest in the following property, whether now owned by the Securing Party or hereafter acquired and whether now existing or hereafter coming into existence (collectively, the "Collateral"):

                (a) the shares of capital stock of the Issuer identified in Annex 1 hereto and the certificates, if any, representing such capital stock and all additional shares of capital stock of whatever class of the Issuer, now or hereafter owned by the Securing Party, in each case together with the certificates, if any, evidencing the same (collectively, the "Pledged Stock");

                (b) all certificates, shares, securities, instruments, moneys or other property representing a dividend on any of the Pledged Stock, or representing a distribution or return of capital upon or in respect of the Pledged Stock, or resulting from a split-up, revision, reclassification or other like change of the Pledged Stock or otherwise received in exchange therefor or on redemption or conversion hereof, and any subscription warrants, rights or options issued to the holders of, or otherwise in respect of, the Pledged Stock other than any of the foregoing the Securing Party is entitled to retain pursuant to Section 4.03(b) and the other provisions of this Agreement;

                (c) in the event of any consolidation or merger in which the Issuer is not the surviving entity, all ownership interests of any class or character of the successor entity formed by or resulting from such consolidation or merger; and



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CUSIP No. 50575Q 10 2                                Page 16 of 68 Pages
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                  (d) all proceeds, products, offspring, accessions, rents,
         profits, income, benefits, substitutions and replacements of and to any of the property described in the preceding clauses of this Section 3 (including, without limitation, all causes of action, claims and warranties now or hereafter held by the Securing Party in respect of any of the items listed above).

                  Section 4. Further Assurances; Remedies. In furtherance of the grant of the pledge and security interest pursuant to Section 3 hereof, the Securing Party hereby agrees with each Secured Party and the Collateral Agent as follows:

                  4.01 Delivery and Other Perfection. The Securing Party shall:

                  (a) if any of the shares, securities, moneys or properties required to be pledged by the Securing Party under Section 3 hereof are received by the Securing Party (other than any of such items the Securing Party is entitled to retain pursuant to Section 4.03(b) hereof), forthwith as the Collateral Agent may request either (i) transfer and deliver to the Collateral Agent such shares, securities, moneys and properties so received by the Securing Party (together with the certificates for any such shares and securities duly endorsed in blank or accompanied by undated stock powers duly executed in blank), all of which thereafter shall be held by the Collateral Agent, pursuant to the terms of this Agreement, as part of the Collateral or (ii) take such other action as the Collateral Agent shall deem necessary or appropriate to duly record the lien created hereunder in such shares, securities, moneys or property in Section 3;

                  (b) give, execute, deliver, file and/or record any financing statement, notice, instrument, document, agreement or other papers that may be necessary or desirable (in the judgment of the Collateral Agent) to create, preserve, perfect or validate the security interest granted pursuant hereto or to enable the Collateral Agent to exercise and enforce its rights hereunder with respect to such pledge and security interest including without limitation registering the Pledged Stock in the name of the Collateral Agent;

                  (c) keep full and accurate books and records relating to the Collateral, and stamp or otherwise mark such books and records in such manner as the Collateral Agent may reasonably require in order to reflect the security interests granted by this Agreement; and


                  (d) permit representatives of the Collateral Agent, upon reasonable notice, at any time during normal business hours to inspect and make abstracts from its books and records pertaining to the Collateral and forward copies of any notices or communications received by the Securing Party with respect to the Collateral, all in such manner as the Collateral Agent may reasonably require.

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CUSIP No. 50575Q 10 2                                Page 17 of 68 Pages
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                  4.02 Preservation of Rights. The Collateral Agent shall not be required to take steps necessary to preserve any rights against prior parties to any of the Collateral.

                  4.03     Special Provisions Relating to the Collateral.

                  (a) So long as no Event of Default shall have occurred and be continuing, the Securing Party shall have the right to exercise all voting, consensual and other powers of ownership pertaining to the Stock Collateral for all purposes not inconsistent with the terms of this Agreement, the Stock Purchase Agreement, the Notes or any other instrument or agreement referred to herein or therein; and the Collateral Agent shall execute and deliver to the Securing Party or cause to be executed and delivered to the Securing Party all such proxies, powers of attorney, dividend and other orders, and all such instruments, without recourse, as the Securing Party may reasonably request for the purpose of enabling the Securing Party to exercise the rights and powers that it is entitled to exercise pursuant to this
         Section 4.03(a).

                  (b) Unless and until a Default has occurred and is continuing, the Securing Party shall be entitled to receive and retain all cash dividends on the Stock Collateral.

                  (c) If any Event of Default shall have occurred, then so long as such Event of Default shall continue, and whether or not the Collateral Agent or any Secured Party exercises any available right to declare any Secured Obligation due and payable or seeks or pursues any other relief or remedy available to it under applicable law or under this Agreement, the Notes or any other agreement relating to such Secured Obligation, and all dividends and other distributions on the Stock Collateral shall be paid directly to the Collateral Agent as part of the Stock Collateral, subject to the terms of this Agreement, and, if the Collateral Agent shall so request in writing, the Securing Party agrees to execute and deliver to the Collateral Agent appropriate additional dividend, distribution and other orders and documents to that end, provided that if such Event of Default is cured, any such dividend or distribution theretofore paid to the Collateral Agent shall, upon request of the Securing Party (except to the extent theretofore applied to the Secured Obligations), be returned by the Collateral Agent to the Securing Party.

                  4.04 Notice of Event of Default; Remedies. Upon the occurrence of an Event of Default becoming known to it, the Securing Party or a Secured Party shall give notice thereof to the Collateral Agent (with copies to each of the other parties hereto). During the period during which an Event of Default shall have occurred and be continuing, the Collateral Agent, as directed by Secured Parties holding a majority of the outstanding principal amount of the
Notes:




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CUSIP No. 50575Q 10 2                                Page 18 of 68 Pages
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                  (a) may make any reasonable compromise or settlement deemed desirable with respect to any of the Collateral and may extend the time of payment, arrange for payment in installments, or otherwise modify the terms of, any of the Collateral;

                  (b) shall have all of the rights and remedies with respect to the Collateral of a secured party under the Uniform Commercial Code (whether or not said Code is in effect in the jurisdiction where the rights and remedies are asserted) and such additional rights and remedies to which a secured party is entitled under the laws in effect in any jurisdiction where any rights and remedies hereunder may be asserted, including, without limitation, the right, to the maximum extent permitted by law, to exercise all voting, consensual and other powers of ownership pertaining to the Collateral as if the Collateral Agent were the sole and absolute owner thereof (and the Securing Party agrees to take all such action as may be appropriate to give effect to such right);

                  (c) may, in its name or in the name of the Securing Party or otherwise, demand, sue for, collect or receive any money or property at any time payable or receivable on account of or in exchange for any of the Collateral, but shall be under no obligation to do so;

                  (d) may, upon ten (10) Business Days' prior written notice to the Securing Party of the time and place, with respect to the Collateral or any part thereof that shall then be or shall thereafter come into the possession, custody or control of the Collateral Agent, the Secured Parties or any of their respective agents, sell, lease, assign or otherwise dispose of all or any part of such Collateral, at such place or places as the Collateral Agent deems best, and for cash or for credit or for future delivery (without thereby assuming any credit risk), at public or private sale, without demand of performance or notice of intention to effect any such disposition or of the time or place thereof (except such notice as is required above or by applicable statute and cannot be waived), and the Collateral Agent or any Secured Party or any other person or entity may be the purchaser, lessee, assignee or recipient of any or all of the Collateral so disposed of at any public sale (or, to the extent permitted by law, at any private sale) and thereafter hold the same absolutely, free from any claim or right of whatsoever kind, including any right or equity of redemption (statutory or otherwise) of the Securing Party, any such demand, notice and right or equity being hereby expressly waived and released. The Collateral Agent may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the sale may be so adjourned.

The proceeds of each collection, sale or other disposition under this Section
4.04 shall be applied in accordance with Section 4.07 hereof.


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CUSIP No. 50575Q 10 2                                Page 19 of 68 Pages
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                  The Securing Party recognizes that, by reason of certain
prohibitions contained in the Securities Act of 1933, as amended, and applicable state securities laws and regulatory requirements, the Collateral Agent may be compelled, with respect to any sale of all or any part of the Collateral, to limit purchasers to those who meet the requirements of the NYSE and other regulatory agencies for the ownership of a broker-dealer and member of the NYSE and who will agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof. The Securing Party acknowledges that any such private sales may be at prices and on terms less favorable to the Collateral Agent than those obtainable through a public sale without such restrictions, and, notwithstanding such circumstances, agree that any such private sale shall be deemed to have been made in a commercially reasonable manner and that the Collateral Agent shall have no obligation to engage in public sales and no obligation to delay the sale of any Collateral for the period of time necessary to permit the Issuer to register it for public sale.

                  4.05 Deficiency. If the proceeds of sale, collection or other realization of or upon the Collateral pursuant to Section 4.04 hereof are insufficient to cover the costs and expenses of such realization and the payment in full of the Secured Obligations, the Securing Party shall remain liable for any deficiency.

                  4.06 Private Sale. The Collateral Agent and the Secured Parties shall incur no liability as a result of the sale of the Collateral, or any part thereof, at any private sale pursuant to Section 4.04 hereof conducted in a commercially reasonable manner. The Securing Party hereby waives any claims against the Collateral Agent or any Secured Party arising by reason of the fact that the price at which the Collateral may have been sold at such a private sale was less than the price that might have been obtained at a public sale or was less than the aggregate amount of the Secured Obligations.

                  4.07 Application of Proceeds. Except as otherwise expressly provided herein and except as provided below in this Section 4.07, the proceeds of any collection, sale or other realization of all or any part of the Collateral pursuant hereto, and any other cash at the time held by the Collateral Agent under this Section 4, shall be applied by the Collateral Agent:

                  First, to the payment of the costs and expenses of such collection, sale or other realization, including reasonable out-of-pocket costs and expenses of the Collateral Agent and the fees and expenses of its agents and counsel, and all expenses incurred and advances made by the Collateral Agent in connection therewith;

                  Next, to the payment in full of the Secured Obligations, in each case ratably in accordance with the respective amounts thereof then due and owing to each of the Secured Parties or as the Secured Parties holding the same may otherwise agree; and


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CUSIP No. 50575Q 10 2                                Page 20 of 68 Pages
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                  Finally, to the payment to the Securing Party, or its
         successors or assigns, or as a court of competent jurisdiction may direct, of any surplus then remaining.

                  As used in this Section 4, "proceeds" of Collateral shall mean cash, securities and other property realized in respect of, and distributions in kind of, Collateral, including any thereof received under any reorganization, liquidation or adjustment of debt of the Securing Party or the Issuer.

                  4.08 Attorney-in-Fact. Upon the occurrence and during the continuance of any Event of Default the Collateral Agent is hereby appointed the attorney-in-fact of the Securing Party for the purpose of carrying out the provisions of this Agreement and taking any action and executing any instruments that the Collateral Agent may deem necessary or advisable to accomplish the purposes hereof, which appointment as attorney-in-fact is irrevocable and coupled with an interest. Without limiting the generality of the foregoing, so long as the Collateral Agent shall be entitled under this Section 4 to make collections in respect of the Collateral, the Collateral Agent shall have the right and power to receive, endorse and collect all checks made payable to the order of the Securing Party representing any dividend, payment or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same. The Collateral Agent is hereby authorized to prepare and file in the name of the Securing Party any financing statements describing the Collateral and the security interests created hereby without the signature of the Securing Party (to the extent permitted by applicable law).

                  4.09 Perfection. The Securing Party shall (a) at the Closing, deliver to the Collateral Agent all certificates identified in Annex 1 hereto, accompanied by undated stock powers duly executed in blank, and (b) in the event of a substitution of Collateral pursuant to Section 4.12, execute and deliver to the Collateral Agent for filing such financing statements and other documents in such offices as the Collateral Agent may request to perfect the security interests granted by Section 3 hereof.

                  4.10 Termination. When all Secured Obligations shall have been paid in full, the Securing Party shall give notice thereof to the Collateral Agent, with copies to each Secured Party. This Agreement shall terminate, and the Collateral Agent shall forthwith cause to be transferred and delivered, against receipt but without any recourse, warranty or representation whatsoever, any remaining Collateral and money received in respect thereof, to or on the order of the Securing Party, five business days after such notice has been given; provided, however, that if a Secured Party, within such five-day period, gives notice to the Collateral Agent (with copies to the Securing Party and the other Secured Parties) that it disputes that the Secured Obligations have been paid in full, the Collateral Agent shall continue to retain the Collateral and money until it receives a notice signed by the Secured Party giving such notice and the Securing Party that such dispute has been resolved and providing for the



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CUSIP No. 50575Q 10 2                                Page 21 of 68 Pages
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release of the Collateral and money to the Securing Party. The Collateral Agent shall also execute and deliver to the Securing Party upon such termination such other documentation as shall be reasonably requested by the Securing Party to effect the termination and release of the liens on the Collateral.

                  4.11 Further Assurances. The Securing Party agrees that, from time to time upon the written request of the Collateral Agent, the Securing Party will execute and deliver such further documents and do such other acts and things as the Collateral Agent may reasonably request in order fully to effect the purposes of this Agreement.

                  4.12 Release and Substitution of Collateral. So long as no Event of Default shall have occurred and be continuing, upon the request of the Securing Party, at the Securing Party's expense, the Collateral Agent shall execute and deliver to the Securing Party such instruments as the Securing Party shall reasonably request to release the security interest of the Collateral Agent in any Collateral pledged by the Securing Party upon the delivery to the Collateral Agent of substitute collateral of (a) equivalent value to the unpaid amount of the Secured Obligations if in the form of a letter of credit of a bank or financial institution having a combined capital and surplus of not less than $500,000,000, direct obligations of the United States government or any agency thereof or obligations guaranteed by the United States government or an agency thereof or other readily marketable financial instrument of substantially equivalent creditworthiness or (b) 150% of the value of the unpaid amount of the Secured Obligations if in any other form, in which event such substitution may be made only upon the consent of the Secured Parties, which consent will not unreasonably be withheld . Any substitute collateral delivered pursuant to this
Section 4.12 shall be deemed to be Collateral for all purposes of this Agreement.

                  4.13 Affirmative Covenants. The Securing Party hereby covenants that so long any of the Secured Obligations remains outstanding and unpaid, it will cause the Issuer to, unless otherwise consented to in writing by the Secured Parties:

                  (a) keep all of its material property in working order and condition, ordinary wear and tear excepted; and maintain, with financially sound and reputable insurance companies, insurance on its properties in such amounts and against such risks as are mandated by sound business practice;

                  (b) continue to engage in business of the same general type as now conducted and contemplated to be conducted by it and preserve, renew and keep in full force and effect its existence and take all reasonable action to maintain its rights, privileges, licenses and franchises necessary or desirable in the normal conduct of the Issuer's business; and

                  (c) keep proper and accurate books and records of its accounts and properties in which full, true and correct entries in conformity with appropriate accounting principles and all requirements of law

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CUSIP No. 50575Q 10 2                                Page 22 of 68 Pages
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         shall be made of all dealings and transactions in relation to its business and activities and, subject to appropriate agreements respecting confidentiality, permit any Representatives of the Secured Parties to visit and inspect any of its properties and examine and make abstracts from any of its books and records at any reasonable time and as often as may reasonably be desired.

                  4.14 Negative Covenants. The Securing Party hereby covenants that so long as any of the Secured Obligations remains outstanding and unpaid, it will not grant any security interest in or lien on the Collateral to any person or entity other than the lien granted hereby and will cause the Issuer not to liquidate or dissolve itself (or suffer any liquidation or dissolution) or convey, sell, lease, transfer or otherwise dispose of, in one transaction or a series of related transactions, all or a substantial part of its property (real or personal), business, or assets, or make any material change in the method of conducting business presently contemplated unless, in either instance, otherwise consented to in writing by the Secured Parties in advance.

                  4.15 Acknowledgment. The Issuer hereby acknowledges and consents to the pledge of the Pledged Stock made by the Securing Party hereby, including without limitation the rights and obligations of the Secured Parties, the Securing Parties and the Collateral Agent with respect to developments and distributions on the Pledge Stock.

                  Section 5.  The Collateral Agent.

                  (a) Each of the Secured Parties hereby irrevocably appoints the Collateral Agent as its agent hereunder and authorizes the Collateral Agent to take such actions on its behalf and to exercise such powers as are delegated to the Collateral Agent by the terms hereof together with such actions and powers as are reasonably incidental thereto.

                  (b) The person serving as the Collateral Agent hereunder shall have the same rights and powers in its capacity as a Secured Party as any other Secured Party and may exercise the same as though it were not the Collateral Agent, and such Person and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Securing Party or any Subsidiary or other Affiliate thereof as if it were not the Collateral Agent hereunder.

                  (c) The Collateral Agent shall not have any duties or obligations except those expressly set forth herein. Without limiting the generality of the foregoing, (i) the Collateral Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (ii) the Collateral Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby that the Collateral Agent is required to exercise in writing by the Required Secured Parties, and (iii) except



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CUSIP No. 50575Q 10 2                                Page 23 of 68 Pages
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         as expressly set forth herein, the Collateral Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Securing Party or any of its Subsidiaries that is communicated to or obtained by the bank serving as Collateral Agent or any of its affiliates in any capacity. The Collateral Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Secured Parties or in the absence of its own gross negligence or willful misconduct. The Collateral Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof is given to the Collateral Agent by the Borrower or a Secured Party, and the Collateral Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein, or (iv) the validity, enforceability, effectiveness or genuineness of this Agreement or any other agreement instrument or document, or (v) the satisfaction of any condition set forth herein other than to confirm receipt of items expressly required to be delivered to the Collateral Agent.

                  (d) The Collateral Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper person. The Collateral Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper person, and shall not incur any liability for relying thereon. The Collateral Agent may consult with legal counsel, independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

                  (e) The Collateral Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by the Collateral Agent. The Collateral Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through their respective related parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the related parties of the Collateral Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Collateral Agent.

                  (f) The Collateral Agent may resign at any time by notifying the Secured Parties and the Securing Party. Upon any such resignation, the Required Secured Parties shall have the right, in consultation with the Securing party, to appoint a successor. If no successor shall have been so appointed by the Required Secured Parties and shall have accepted such appointment Within 30 days after the retiring Collateral



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CUSIP No. 50575Q 10 2                                Page 24 of 68 Pages
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         Agent gives notice of its resignation, then the retiring Collateral
         Agent's resignation shall nonetheless become effective and (i) the retiring Collateral Agent shall be discharged from its duties and obligations hereunder and (ii) the Required Secured Parties shall perform the duties of the Collateral Agent (and all payments and communications provided to be made by, to or through the Collateral Agent shall instead be made by or to each Secured Party directly) until such time as the Required Secured Parties appoint a successor agent as provided for above in this paragraph. Upon the acceptance of its appointment as Collateral Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring (or retired) Collateral Agent and the retiring Collateral Agent shall be discharged from its duties and obligations hereunder (if not already discharged therefrom as provided above in this paragraph). After the Collateral Agent's resignation hereunder, the provisions of this Section 5 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Collateral Agent.

                  (g) Each Secured Party acknowledges that it has, independently and without reliance upon the Collateral Agent or any other Secured Party and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Secured Party also acknowledges that it will, independently and without reliance upon the Collateral Agent or any other Secured Party and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement or any related agreement or any document furnished hereunder or thereunder.

                  (h) The Collateral Agent may, with the prior consent of the Required Secured Parties (but not otherwise), consent to any modification, supplement or waiver under this Agreement, provided that, without the prior consent of each Secured Party, the Collateral Agent shall not release all or substantially all of the collateral or otherwise terminate all or substantially all of the liens under this Agreement, agree to additional obligations being secured by all or substantially all of such collateral security (unless the lien for such additional obligations shall be junior to the lien in favor of the other obligations secured hereby, in which event the Collateral Agent may consent to such junior lien provided that It obtains the consent of the Required Secured Parties thereto), alter the relative priorities of the obligations entitled to the benefits of the liens created hereunder with respect to all or substantially all of such collateral, except that no such consent shall be required, and the Collateral Agent is hereby authorized, to release any lien covering property that is the subject of either a disposition of property permitted hereunder or a disposition to which the Required Secured Parties have consented.

                  (i) The Collateral Agent shall be entitled to receive the fees set forth in Annex 2 hereto, which shall be paid by the Securing Party.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 25 of 68 Pages
-------------------------------                   -----------------------------

                  Section 6. Miscellaneous.

                  6.01 No Waiver. No failure on the part of the Collateral Agent or any Secured Party to exercise, and no course of dealing with respect to, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by the Collateral Agent or any Secured Party of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies herein are cumulative and are not exclusive of any remedies provided by law.

                  6.02 Notices. All notices, requests, consents and demands hereunder shall be in writing and telecopied or delivered by overnight delivery by a nationally recognized express carrier to the intended recipient at its address specified in Annex 3 and shall be deemed to be delivered on the date telecopied or on the first business day following delivery to such express carrier.

                  6.03 Expenses. The Securing Party agrees to reimburse each of the Secured Parties and the Collateral Agent for all reasonable costs and expenses incurred by them in enforcing the rights granted to them hereunder (including, without limitation, the reasonable fees and expenses of legal counsel) in connection with (i) any Default and any enforcement or collection proceeding resulting therefrom, including, without limitation, all manner of participation in or other involvement with (w) performance by the Collateral Agent or a Secured Party of any obligations of the Securing Party in respect of the Collateral that the Securing Party has failed or refused to perform, (x) bankruptcy, insolvency, receivership, foreclosure, winding up or liquidation proceedings, or any actual or attempted sale, or any exchange, enforcement, collection, compromise or settlement in respect of any of the Collateral, and for the care of the Collateral and defending or asserting rights and claims of the Collateral Agent in respect thereof, by litigation or otherwise, including expenses of insurance, (y) judicial or regulatory proceedings and (z) workout, restructuring or other negotiations or proceedings (whether or not the workout, restructuring or transaction contemplated thereby is consummated) and (ii) the enforcement of this Section 6.03, and all such costs and expenses shall be Secured Obligations entitled to the benefits of the collateral security provided pursuant to Section 3.

                  6.04 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the Securing Party, the Collateral Agent, the Secured Parties and each holder of any of the Secured Obligations.

                  6.05 Captions. The captions and section headings appearing herein are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Agreement.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 26 of 68 Pages
-------------------------------                   -----------------------------

                  6.06 Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Agreement by signing any such counterpart. Delivery by telecopier of an executed counterpart of this Agreement shall be effective as delivery of an original executed counterpart thereof.

                  6.07 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of New York, without giving effect to principles of conflicts of law.

                  6.08 Agents and Attorneys-in-Fact. The Collateral Agent may employ agents and attorneys-in-fact in connection herewith and shall not be responsible for the negligence or misconduct of any such agents or attorneys-in-fact selected by it in good faith.

                  6.09 Severability. If any provision hereof is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law,
(a) the other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in favor of the Collateral Agent and the Secured Parties in order to carry out the intentions of the parties hereto as nearly as may be possible and (b) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction.

                  6.10 Consent to Jurisdiction and Service of Process. LTGI and Berliner each hereby irrevocably appoints the President of New Valley Corporation, at its office at 590 Madison Avenue, 35th Floor, New York, New York 10022, and the Securing Party hereby irrevocably appoints the President of GBI Capital Management Corp., at its offices at 1055 Stewart Avenue, Bethpage, New York 11714, its lawful agent and attorney to accept and acknowledge service of any and all process against it in any action, suit or proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby and upon whom such process may be served, with the same effect as if such Party were a resident of the State of New York and had been lawfully served with such process in such jurisdiction, and waives all claims of error by reason of such service, provided that in the case of any service upon such agent and attorney, the Party effecting such service shall also deliver a copy thereof to the other Parties at the address and in the manner specified in Section 6.02. LTGI, Berliner and the Securing Party will enter into such agreements with such agents as may be necessary to constitute and continue the appointment of such agents hereunder. In the event that such agent and attorney resigns or otherwise becomes incapable of acting as such, such Party will appoint a successor agent and attorney in the City of New York, reasonably satisfactory to the other Parties, with like powers. The Lender hereby agrees that service of process in any action, suit or proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby may be made upon it by registered mail, return receipt requested, at the address specified in Section 3.1 of the Loan Agreement. Each Party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 27 of 68 Pages
-------------------------------                   -----------------------------

New York or any court of the State of New York located in the Borough of Manhattan in the City of New York in any such action, suit or proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby, and agrees that any such action, suit or proceeding shall be brought only in such court, provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 6.10 and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York other than for such purpose. Each Party hereby irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such action, suit or proceeding brought in such a court and any claim that any such action, suit or proceeding brought in such a court has been brought in an inconvenient forum. EACH PARTY HEREBY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF THIS AGREEMENT. As used in this Section 6.10, the term "Party" includes the Collateral Agent, upon whom service of process may be made by registered mail addressed to it at the address specified in Section 6.02.

                            [Signature page follows]

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 28 of 68 Pages
-------------------------------                   -----------------------------


                  IN WITNESS WHEREOF, the parties hereto have caused this Pledge and Security Agreement to be duly executed and delivered as of the day and year first above written.

                                   GBI CAPITAL MANAGEMENT CORP.

                                        /s/ Richard Rosenstock
                                   By:______________________________
                                      Name:  Richard Rosenstock
                                      Title: President

                                   LADENBURG, THALMANN GROUP INC.

                                        /s/ Joseph Giovanniello, Jr.
                                   By:______________________________
                                    Name:   Joseph Giovanniello, Jr.
                                    Title:  Secretary

                                   BERLINER EFFEKTENGESELLSCHAFT AG

                                       /s/ Holger Timm
                                   By:______________________________
                                      Name:  Holger Timm
                                      Title: Chief Executive Officer

                                   FROST-NEVADA, LIMITED PARTNERSHIP
                                   By: Frost-Nevada Corporation, General Partner

                                        /s/ David Moskowitz
                                   By:______________________________
                                      Name: David Moskowitz
                                      Title: President

                                   US BANK TRUST NATIONAL ASSOCIATION

                                        /s/ Thomas Gronlund
                                   By:______________________________
                                      Name:  Thomas Gronlund
                                      Title: Vice President

                                   LADENBURG, THALMANN & CO. INC.
                                   (with respect to Section 4.15 only)

                                        /s/ Joseph Giovanniello, Jr.
                                   By:______________________________
                                      Name:  Joseph Giovanniello, Jr.
                                      Title: Secretary

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 29 of 68 Pages
-------------------------------                   -----------------------------


                                                                   ANNEX 1


                                  PLEDGED STOCK

      Class of Stock                 Certificate Nos.      Number of Shares
--------------------------------  -------------------- ----------------------

Ladenburg, Thalmann & Co. Inc.
Common Stock, par value $0.01              6                 5,600,000

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 30 of 68 Pages
-------------------------------                   -----------------------------

                                                                 ANNEX 2

                            FEES OF COLLATERAL AGENT



Initial Fee - $1,000 payable on execution of Agreement

Annual Fee - $1,500 payable annually on each anniversary of execution of Agreement

Reasonable out-of-pocket legal expenses upon occurrence of Event of Default under Agreement

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 31 of 68 Pages
-------------------------------                   -----------------------------

                                                                  ANNEX 3

                                NOTICE ADDRESSES


Securing Party

         GBI Capital Management Corp.
         1055 Stewart Avenue
         Bethpage, New York 11741
         Attention: Richard Rosenstock
         Telecopier: 01149-30-8902-196

with a copy to:

         Graubard Mollen & Miller
         600 Third Avenue
         New York, New York 10016
         Attention: David Alan Miller, Esq.
         Telecopier: 212-818-8881


LTGI

         Ladenburg, Thalmann Group Inc.
         C/o New Valley Corporaiton
         100 S.E. Second Street, 32nd Floor
         Miami, Florida 33131
         Attention: Richard Lampen
         Telecopier: 305-579-8009

with a copy to:

         Milbank, Tweed, Hadley & McCloy LLP
         1 Chase Manhattan Plaza
         New York, New York 10005-1413
         Attention: Mark Weissler, Esq.
         Telecopier: 212-530-5219

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 32 of 68 Pages
-------------------------------                   -----------------------------

Berliner

         Berliner Effektengesellschaft AG
         Kurfurstendamm 119
         10711 Berlin, German
         Attention: Dr. Wolfgang Janka
         Telecopier: 01149-30-8902-196


Lender

         Frost-Nevada, Limited Partnership
         3500 Lakeside Court
         Suite 200
         Reno, Nevada 89509
         Attention: David Moskowitz, President
         Telecopier:775-827-2185

with a copy to:

         Akerman, Senterfitt & Eidson, P.A.
         SunTrust International Center
         One Southeast Third Avenue, 28th Floor
         Miami, Florida 33131-1714
         Attention:  Teddy D. Klinghoffer, Esq.
         Telecopier: 305-374-5095

Collateral Agent

         180 East Fifth Street
         St. Paul, Minnesota 55101
         Attention: Thomas M. Gronlund, Vice President
         Telecopier: 651-244-0712

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 33 of 68 Pages
-------------------------------                   -----------------------------


                                                                       EXHIBIT 4







                            STOCK PURCHASE AGREEMENT

                          Dated as of February 8, 2001


                                  by and among


                THE RICHARD J. ROSENSTOCK REVOCABLE LIVING TRUST
                                  Dated 3/5/96


                                       and



                              RICHARD J. ROSENSTOCK



                                       and



                        FROST-NEVADA, LIMITED PARTNERSHIP

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 34 of 68 Pages
-------------------------------                   -----------------------------


        This STOCK PURCHASE AGREEMENT dated as of February 8, 2001, is made and entered into by and among THE RICHARD J. ROSENSTOCK REVOCABLE LIVING TRUST DATED 3/5/96 (the "Trust") and RICHARD J. ROSENSTOCK, an individual residing at 78 Tammy's Lane, Muttontown, New York 11791 ("Rosenstock" and, together with the Trust, the "Seller"), and FROST-NEVADA, LIMITED PARTNERSHIP, a Nevada limited partnership having its offices at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509 ("Frost"). Capitalized terms not defined herein shall have the meanings ascribed to them in the Loan Agreement (as defined below).

        WHEREAS, Seller desires to sell to Frost and Frost desires to purchase from Seller Two Hundred Fifty Five Thousand Eight Hundred Fourteen (255,814) shares of common stock, par value $0.0001 per share, of GBI Capital Management Corp., a Florida corporation ("GBI") (such shares being referred to herein as the "Shares");

        NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                           SALE OF SHARES AND CLOSING

        1.01 Purchase and Sale. Seller agrees to sell to Frost, and Frost agrees to purchase from Seller, all of the right, title and interest of Seller in and to the Shares at the closing of the Loan pursuant to the Loan Agreement dated February 8, 2001, between Frost and Seller ("Loan Agreement") on the terms and subject to the conditions set forth in this Agreement.

        1.02 Purchase Price. The aggregate purchase price for the Shares is $255,814 (the "Purchase Price"), payable at the closing of the Loan. Frost will pay the Purchase Price by transfer of immediately available United States funds to Seller to an account designated by Seller at least two business days before closing of the Loan. Simultaneously, Seller will assign and transfer to Frost all of Seller's right, title and interest in and to the Shares by delivering to Frost a certificate or certificates representing the Shares, in genuine and unaltered form, duly endorsed in blank or accompanied by duly executed stock powers endorsed in blank, with requisite stock transfer tax stamps, if any, attached.

        1.03 Further Assurances. At any time or from time to time after the closing of the Loan, Seller shall execute and deliver to Frost such other documents and instruments, provide such materials and information and take such other actions as Frost may reasonably request to more effectively vest title to the Shares in Frost, and otherwise to cause Seller to fulfill its obligations under this Agreement.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 35 of 68 Pages
-------------------------------                   -----------------------------

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

        Each party hereby represents and warrants to the other party as follows (except in the case of a representation and warranty stated as being made by a specific party):

        2.01 Authority. Such party has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such party and constitutes a legal, valid and binding obligation of such party enforceable against such party in accordance with its terms.

        2.02 Capital Stock. Seller represents and warrants that: (a) the Shares are validly issued, fully paid and nonassessable; (b) Seller owns the Shares, beneficially and of record, free and clear of all Liens except those imposed by federal and state securities laws; (c) except for this Agreement, there are no outstanding options with respect to the Shares; and (d) the delivery of a certificate or certificates at the closing representing the Shares in the manner provided in Section 1.02 will transfer to Frost good and valid title to the Shares, free and clear of all Liens except those imposed by federal and state securities laws.

        2.03 No Conflicts. The execution, delivery and performance by such party of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) result in any breach or violation of or be in conflict with or constitute a default under the terms of any law, order, regulation or agreement or arrangement to which such party or (in the case of Seller) GBI or its subsidiaries, as the case may be, is a party or by which such party is bound, (ii) require any filing with or authorization by any governmental entity other than filings with the Securities and Exchange Commission to report the transactions contemplated hereby, or (iii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such party is entitled under any provision of any agreement or other instrument binding on such party.

        2.04 Investment Representations. Frost represents and warrants to Seller that it is an "accredited investor" as that term is defined under Rule 501 of Regulation D of the Securities Act of 1933, as amended ("1933 Act"). Frost understands that the Shares are "restricted,' such that they may not be resold by him except pursuant to an effective registration statement under the 1933 Act or an exemption from the registration requirements thereof, and that the certificates representing such Shares shall bear a legend to this effect. It understands that its purchase of the Shares represents a speculative investment, involving a high degree of risk. It has had the opportunity to ask reasonable questions of Seller and officers of GBI concerning the Shares and the business of GBI, and such questions have been answered to its full satisfaction.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 36 of 68 Pages
-------------------------------                   -----------------------------

                                  ARTICLE III

                                 MISCELLANEOUS

        3.01 Termination. Upon termination of the Loan Agreement prior to the extension of the Loan thereunder, this Agreement shall likewise terminate and be of no further force and effect.

        3.02 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to, with respect to Frost, the address or facsimile number provided in the Loan Agreement or, with respect to Seller, the following address or facsimile number:

        Richard J. Rosenstock
        78 Tammy's Lane
        Muttontown, NY 11791
        Facsimile No.: (516) 921-7614

        and

        The Richard J. Rosenstock Revocable Living Trust
        Dated 3/5/96
        78 Tammy's Lane
        Muttontown, NY 11791
        Facsimile No.: (516) 921-7614
        Attn:  Richard J. Rosenstock

        with a copy to:

        Graubard Mollen & Miller
        600 Third Avenue
        New York, New York 10016
        Facsimile No.:  212-818-8881
        Attn:  David Alan Miller, Esq.


        All such notices, requests and other communications will be deemed given as provided in the Loan Agreement. Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

        3.03 Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 37 of 68 Pages
-------------------------------                   -----------------------------

        3.04 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each party will pay its own costs and expenses incurred in connection with the negotiation, execution and closing of this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, Seller shall be responsible for any documentary, stamp or similar transfer tax due on the sale of Shares under this Agreement.

        3.05 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

        3.06 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

        3.07 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other person or entity.

        3.08 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void, except for assignments and transfers by operation of law. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

        3.09 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

        3.10 Consent to Jurisdiction and Service of Process. Seller and Frost hereby irrevocably consent to accept and acknowledge service of any and all process against such party in any action, suit or proceeding arising out of or relating to this Agreement or any of the transactions contemplated thereby, delivered by registered mail to, with respect to Seller, the address provided in
Section 3.02 or, with respect to Frost, to the address provided in the Loan Agreement, and each party waives all claims of error by reason of such service. Each party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in the Borough of Manhattan in the City of New York in any such action, suit or proceeding arising out of or relating to this Agreement or any of the transactions contemplated thereby, and agrees that any such action, suit or proceeding shall be brought only in such court, provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 3.10 and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York other than for such purpose. Each party hereby irrevocably waives, to the fullest extent permitted

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 38 of 68 Pages
-------------------------------                   -----------------------------

by law, any objection that it may now or hereafter have to the laying of the venue of any such action, suit or proceeding brought in such a court and any claim that any such action, suit or proceeding brought in such a court has been brought in an inconvenient forum.

        3.11 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

        3.12 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

        3.13 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to principles of conflicts of law.

        3.14 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 39 of 68 Pages
-------------------------------                   -----------------------------

        IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by each party hereto as of the date first above written.



                                 FROST-NEVADA, LIMITED PARTNERSHIP
                                 By:  Frost-Nevada Corporation, General Partner

                                        /s/ David Moskowitz
                                 By: ___________________________
                                     Name:  David Moskowitz
                                     Title:

                                      /s/ Richard J. Rosenstock
                                 --------------------------------
                                  RICHARD J. ROSENSTOCK


                                 THE RICHARD J. ROSENSTOCK REVOCABLE
                                 LIVING TRUST DATED 3/5/96

                                      /s/ Richard J. Rosenstock
                                 By:_____________________________
                                    Name: Richard J. Rosenstock
                                    Title:

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 40 of 68 Pages
-------------------------------                   -----------------------------

                                                                       EXHIBIT 5



                            STOCK PURCHASE AGREEMENT
                          Dated as of February 8, 2001

                                  by and among

                  THE VINCENT A. MANGONE REVOCABLE LIVING TRUST
                                  Dated 11/5/96

                                       and

                               VINCENT A. MANGONE

                                       and

                        FROST-NEVADA, LIMITED PARTNERSHIP

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 41 of 68 Pages
-------------------------------                   -----------------------------

        This STOCK PURCHASE AGREEMENT dated as of February 8, 2001, is made and entered into by and among THE VINCENT A. MANGONE REVOCABLE LIVING TRUST DATED 11/5/96 (the "Trust") and VINCENT A. MANGONE, an individual residing at 143 Whitewood Drive, Massapequa Park, New York 11762 ("Mangone" and, together with the Trust, the "Seller"), and FROST-NEVADA, LIMITED PARTNERSHIP, a Nevada limited partnership having its offices at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509 ("Frost"). Capitalized terms not defined herein shall have the meanings ascribed to them in the Loan Agreement (as defined below).

        WHEREAS, Seller desires to sell to Frost and Frost desires to purchase from Seller Ninety Eight Thousand Sixty Two (98, 062) shares of common stock, par value $0.0001 per share, of GBI Capital Management Corp., a Florida corporation ("GBI") (such shares being referred to herein as the "Shares");

        NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                           SALE OF SHARES AND CLOSING

        1.01 Purchase and Sale. Seller agrees to sell to Frost, and Frost agrees to purchase from Seller, all of the right, title and interest of Seller in and to the Shares at the closing of the Loan pursuant to the Loan Agreement dated February 8, 2001, between Frost and Seller ("Loan Agreement") on the terms and subject to the conditions set forth in this Agreement.

        1.02 Purchase Price. The aggregate purchase price for the Shares is $98, 062 (the "Purchase Price"), payable at the closing of the Loan. Frost will pay the Purchase Price by transfer of immediately available United States funds to Seller to an account designated by Seller at least two business days before closing of the Loan. Simultaneously, Seller will assign and transfer to Frost all of Seller's right, title and interest in and to the Shares by delivering to Frost a certificate or certificates representing the Shares, in genuine and unaltered form, duly endorsed in blank or accompanied by duly executed stock powers endorsed in blank, with requisite stock transfer tax stamps, if any, attached.

        1.03 Further Assurances. At any time or from time to time after the closing of the Loan, Seller shall execute and deliver to Frost such other documents and instruments, provide such materials and information and take such other actions as Frost may reasonably request to more effectively vest title to the Shares in Frost, and otherwise to cause Seller to fulfill its obligations under this Agreement.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 42 of 68 Pages
-------------------------------                   -----------------------------

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

        Each party hereby represents and warrants to the other party as follows (except in the case of a representation and warranty stated as being made by a specific party):

        2.01 Authority. Such party has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such party and constitutes a legal, valid and binding obligation of such party enforceable against such party in accordance with its terms.

        2.02 Capital Stock. Seller represents and warrants that: (a) the Shares are validly issued, fully paid and nonassessable; (b) Seller owns the Shares, beneficially and of record, free and clear of all Liens except those imposed by federal and state securities laws; (c) except for this Agreement, there are no outstanding options with respect to the Shares; and (d) the delivery of a certificate or certificates at the closing representing the Shares in the manner provided in Section 1.02 will transfer to Frost good and valid title to the Shares, free and clear of all Liens except those imposed by federal and state securities laws.

        2.03 No Conflicts. The execution, delivery and performance by such party of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) result in any breach or violation of or be in conflict with or constitute a default under the terms of any law, order, regulation or agreement or arrangement to which such party or (in the case of Seller) GBI or its subsidiaries, as the case may be, is a party or by which such party is bound, (ii) require any filing with or authorization by any governmental entity other than filings with the Securities and Exchange Commission to report the transactions contemplated hereby, or (iii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such party is entitled under any provision of any agreement or other instrument binding on such party.

        2.04 Investment Representations. Frost represents and warrants to Seller that it is an "accredited investor" as that term is defined under Rule 501 of Regulation D of the Securities Act of 1933, as amended ("1933 Act"). Frost understands that the Shares are "restricted,' such that they may not be resold by him except pursuant to an effective registration statement under the 1933 Act or an exemption from the registration requirements thereof, and that the certificates representing such Shares shall bear a legend to this effect. It understands that its purchase of the Shares represents a speculative investment, involving a high degree of risk. It has had the opportunity to ask reasonable questions of Seller and officers of GBI concerning the Shares and the business of GBI, and such questions have been answered to its full satisfaction.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 43 of 68 Pages
-------------------------------                   -----------------------------


                                  ARTICLE III

                                 MISCELLANEOUS

        3.01 Termination. Upon termination of the Loan Agreement prior to the extension of the Loan thereunder, this Agreement shall likewise terminate and be of no further force and effect.

        3.02 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to, with respect to Frost, the address or facsimile number provided in the Loan Agreement or, with respect to Seller, the following address or facsimile number:

        Vincent A. Mangone
        143 Whitewood Drive
        Massapequa Park, New York 11762
        Telephone No.: 516-541-1682

        and

        The Vincent A. Mangone Revocable Living Trust
        Dated 11/5/96
        143 Whitewood Drive
        Massapequa Park, New York 11762
        Telephone No.: 516-541-1682
        Attn:  Vincent A. Mangone

        with a copy to:

        Graubard Mollen & Miller
        600 Third Avenue
        New York, New York 10016
        Facsimile No.:  212-818-8881
        Attn:  David Alan Miller, Esq.

        All such notices, requests and other communications will be deemed given as provided in the Loan Agreement. Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

        3.03 Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

        3.04 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each party will pay its own costs and expenses incurred in connection with the negotiation,

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 44 of 68 Pages
-------------------------------                   -----------------------------

execution and closing of this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, Seller shall be responsible for any documentary, stamp or similar transfer tax due on the sale of Shares under this Agreement.

        3.05 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

        3.06 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

        3.07 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other person or entity.

        3.08 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void, except for assignments and transfers by operation of law. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

        3.09 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

        3.10 Consent to Jurisdiction and Service of Process. Seller and Frost hereby irrevocably consent to accept and acknowledge service of any and all process against such party in any action, suit or proceeding arising out of or relating to this Agreement or any of the transactions contemplated thereby, delivered by registered mail to, with respect to Seller, the address provided in
Section 3.02 or, with respect to Frost, to the address provided in the Loan Agreement, and each party waives all claims of error by reason of such service. Each party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in the Borough of Manhattan in the City of New York in any such action, suit or proceeding arising out of or relating to this Agreement or any of the transactions contemplated thereby, and agrees that any such action, suit or proceeding shall be brought only in such court, provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 3.10 and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York other than for such purpose. Each party hereby irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such action, suit or proceeding brought in such a court and any claim that any such action, suit or proceeding brought in such a court has been brought in an inconvenient forum.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 45 of 68 Pages
-------------------------------                   -----------------------------


        3.11 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

        3.12 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

        3.13 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to principles of conflicts of law.

        3.14 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 46 of 68 Pages
-------------------------------                   -----------------------------



         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by each party hereto as of the date first above written.

                                  FROST-NEVADA, LIMITED PARTNERSHIP
                                  By:  Frost-Nevada Corporation, General Partner

                                        /s/ David Moskowitz
                                  By: ___________________________
                                      Name:  David Moskowitz
                                      Title:

                                        /s/ Vincent A. Mangone
                                  --------------------------------
                                  VINCENT A. MANGONE


                                  THE VINCENT A. MANGONE REVOCABLE
                                  LIVING TRUST DATED 11/5/96

                                        /s/ Vincent A. Mangone
                                  By:_____________________________
                                     Name:  Vincent A. Mangone
                                     Title:

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 47 of 68 Pages
-------------------------------                   -----------------------------







                            STOCK PURCHASE AGREEMENT

                          Dated as of February 8, 2001



                                 by and between



                                 MARK ZEITCHICK


                                       and


                        FROST-NEVADA, LIMITED PARTNERSHIP

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 48 of 68 Pages
-------------------------------                   -----------------------------


        This STOCK PURCHASE AGREEMENT dated as of February 8, 2001, is made and entered into by and between MARK ZEITCHICK, an individual residing at P.O. Box 320, Bellmore, New York 11710 ("Seller"), and FROST-NEVADA, LIMITED PARTNERSHIP, a Nevada limited partnership having its offices at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509 ("Frost"). Capitalized terms not defined herein shall have the meanings ascribed to them in the Loan Agreement (as defined below).

        WHEREAS, Seller desires to sell to Frost and Frost desires to purchase from Seller Ninety Eight Thousand Sixty Two (98,062) shares of common stock, par value $0.0001 per share, of GBI Capital Management Corp., a Florida corporation ("GBI") (such shares being referred to herein as the "Shares");

        NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                          SALE OF SHARES AND CLOSING

        1.01 Purchase and Sale. Seller agrees to sell to Frost, and Frost agrees to purchase from Seller, all of the right, title and interest of Seller in and to the Shares at the closing of the Loan pursuant to the Loan Agreement dated February 8, 2001, between Frost and Seller ("Loan Agreement") on the terms and subject to the conditions set forth in this Agreement.

        1.02 Purchase Price. The aggregate purchase price for the Shares is $98,062 (the "Purchase Price"), payable at the closing of the Loan. Frost will pay the Purchase Price by transfer of immediately available United States funds to Seller to an account designated by Seller at least two business days before closing of the Loan. Simultaneously, Seller will assign and transfer to Frost all of Seller's right, title and interest in and to the Shares by delivering to Frost a certificate or certificates representing the Shares, in genuine and unaltered form, duly endorsed in blank or accompanied by duly executed stock powers endorsed in blank, with requisite stock transfer tax stamps, if any, attached.

        1.03 Further Assurances. At any time or from time to time after the closing of the Loan, Seller shall execute and deliver to Frost such other documents and instruments, provide such materials and information and take such other actions as Frost may reasonably request to more effectively vest title to the Shares in Frost, and otherwise to cause Seller to fulfill its obligations under this Agreement.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 49 of 68 Pages
-------------------------------                   -----------------------------

                                   ARTICLE II

                        REPRESENTATIONS AND WARRANTIES

        Each party hereby represents and warrants to the other party as follows (except in the case of a representation and warranty stated as being made by a specific party):

        2.01 Authority. Such party has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such party and constitutes a legal, valid and binding obligation of such party enforceable against such party in accordance with its terms.

        2.02 Capital Stock. Seller represents and warrants that: (a) the Shares are validly issued, fully paid and nonassessable; (b) Seller owns the Shares, beneficially and of record, free and clear of all Liens except those imposed by federal and state securities laws; (c) except for this Agreement, there are no outstanding options with respect to the Shares; and (d) the delivery of a certificate or certificates at the closing representing the Shares in the manner provided in Section 1.02 will transfer to Frost good and valid title to the Shares, free and clear of all Liens except those imposed by federal and state securities laws.

        2.03 No Conflicts. The execution, delivery and performance by such party of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) result in any breach or violation of or be in conflict with or constitute a default under the terms of any law, order, regulation or agreement or arrangement to which such party or (in the case of Seller) GBI or its subsidiaries, as the case may be, is a party or by which such party is bound, (ii) require any filing with or authorization by any governmental entity other than filings with the Securities and Exchange Commission to report the transactions contemplated hereby, or (iii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such party is entitled under any provision of any agreement or other instrument binding on such party.

        2.04 Investment Representations. Frost represents and warrants to Seller that it is an "accredited investor" as that term is defined under Rule 501 of Regulation D of the Securities Act of 1933, as amended ("1933 Act"). Frost understands that the Shares are "restricted,' such that they may not be resold by him except pursuant to an effective registration statement under the 1933 Act or an exemption from the registration requirements thereof, and that the certificates representing such Shares shall bear a legend to this effect. It understands that its purchase of the Shares represents a speculative investment, involving a high degree of risk. It has had the opportunity to ask reasonable questions of Seller and officers of GBI concerning the Shares and the business of GBI, and such questions have been answered to its full satisfaction.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 50 of 68 Pages
-------------------------------                   -----------------------------


                                  ARTICLE III

                                  MISCELLANEOUS

        3.01 Termination. Upon termination of the Loan Agreement prior to the extension of the Loan thereunder, this Agreement shall likewise terminate and be of no further force and effect.

        3.02 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to, with respect to Frost, the address or facsimile number provided in the Loan Agreement or, with respect to Seller, the following address or facsimile number:

        Mark Zeitchick
        P.O. Box 320
        Bellmore, NY 11710
        Telephone No.: (516) 679-5214

        with a copy to:

        Graubard Mollen & Miller
        600 Third Avenue
        New York, New York 10016
        Facsimile No.:  212-818-8881
        Attn:  David Alan Miller, Esq.

        All such notices, requests and other communications will be deemed given as provided in the Loan Agreement. Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

        3.03 Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

        3.04 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each party will pay its own costs and expenses incurred in connection with the negotiation, execution and closing of this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, Seller shall be responsible for any documentary, stamp or similar transfer tax due on the sale of Shares under this Agreement.

        3.05 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 51 of 68 Pages
-------------------------------                   -----------------------------

condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

        3.06 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

        3.07 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other person or entity.

        3.08 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void, except for assignments and transfers by operation of law. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

        3.09 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

        3.10 Consent to Jurisdiction and Service of Process. Seller and Frost hereby irrevocably consent to accept and acknowledge service of any and all process against such party in any action, suit or proceeding arising out of or relating to this Agreement or any of the transactions contemplated thereby, delivered by registered mail to, with respect to Seller, the address provided in
Section 3.02 or, with respect to Frost, to the address provided in the Loan Agreement, and each party waives all claims of error by reason of such service. Each party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in the Borough of Manhattan in the City of New York in any such action, suit or proceeding arising out of or relating to this Agreement or any of the transactions contemplated thereby, and agrees that any such action, suit or proceeding shall be brought only in such court, provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 3.10 and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York other than for such purpose. Each party hereby irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such action, suit or proceeding brought in such a court and any claim that any such action, suit or proceeding brought in such a court has been brought in an inconvenient forum.

        3.11 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 52 of 68 Pages
-------------------------------                   -----------------------------

        3.12 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

        3.13 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to principles of conflicts of law.

        3.14 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 53 of 68 Pages
-------------------------------                   -----------------------------

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by each party hereto as of the date first above written.

                                  FROST-NEVADA, LIMITED PARTNERSHIP
                                  By:  Frost-Nevada Corporation, General Partner

                                        /s/ David Moskowitz
                                  By:  ___________________________
                                       Name:  David Moskowitz
                                       Title:

                                        /s/ Mark Zeitchick
                                  --------------------------------
                                  MARK ZEITCHICK

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 54 of 68 Pages
-------------------------------                   -----------------------------

                                                                       EXHIBIT 7






                            STOCK PURCHASE AGREEMENT


                          Dated as of February 8, 2001



                                  by and among



                    THE DAVID THALHEIM REVOCABLE LIVING TRUST


                                  Dated 3/5/96


                                       and


                                 DAVID THALHEIM


                                       and


                        FROST-NEVADA, LIMITED PARTNERSHIP

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 55 of 68 Pages
-------------------------------                   -----------------------------


        This STOCK PURCHASE AGREEMENT dated as of February 8, 2001, is made and entered into by and among THE DAVID THALHEIM REVOCABLE LIVING TRUST DATED 3/5/96 (the "Trust") and DAVID THALHEIM, an individual residing at 6 Trusdale Drive, Old Westbury, New York 11568 ("Thalheim" and, together with the Trust, the "Seller"), and FROST-NEVADA, LIMITED PARTNERSHIP, a Nevada limited partnership having its offices at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509 ("Frost"). Capitalized terms not defined herein shall have the meanings ascribed to them in the Loan Agreement (as defined below).

        WHEREAS, Seller desires to sell to Frost and Frost desires to purchase from Seller Ninety Eight Thousand Sixty Two (98,062) shares of common stock, par value $0.0001 per share, of GBI Capital Management Corp., a Florida corporation ("GBI") (such shares being referred to herein as the "Shares");

        NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                           SALE OF SHARES AND CLOSING

        1.01 Purchase and Sale. Seller agrees to sell to Frost, and Frost agrees to purchase from Seller, all of the right, title and interest of Seller in and to the Shares at the closing of the Loan pursuant to the Loan Agreement dated February 8, 2001, between Frost and Seller ("Loan Agreement") on the terms and subject to the conditions set forth in this Agreement.

        1.02 Purchase Price. The aggregate purchase price for the Shares is $98,062 (the "Purchase Price"), payable at the closing of the Loan. Frost will pay the Purchase Price by transfer of immediately available United States funds to Seller to an account designated by Seller at least two business days before closing of the Loan. Simultaneously, Seller will assign and transfer to Frost all of Seller's right, title and interest in and to the Shares by delivering to Frost a certificate or certificates representing the Shares, in genuine and unaltered form, duly endorsed in blank or accompanied by duly executed stock powers endorsed in blank, with requisite stock transfer tax stamps, if any, attached.

        1.03 Further Assurances. At any time or from time to time after the closing of the Loan, Seller shall execute and deliver to Frost such other documents and instruments, provide such materials and information and take such other actions as Frost may reasonably request to more effectively vest title to the Shares in Frost, and otherwise to cause Seller to fulfill its obligations under this Agreement.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 56 of 68 Pages
-------------------------------                   -----------------------------

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

        Each party hereby represents and warrants to the other party as follows (except in the case of a representation and warranty stated as being made by a specific party):

        2.01 Authority. Such party has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such party and constitutes a legal, valid and binding obligation of such party enforceable against such party in accordance with its terms.

        2.02 Capital Stock. Seller represents and warrants that: (a) the Shares are validly issued, fully paid and nonassessable; (b) Seller owns the Shares, beneficially and of record, free and clear of all Liens except those imposed by federal and state securities laws; (c) except for this Agreement, there are no outstanding options with respect to the Shares; and (d) the delivery of a certificate or certificates at the closing representing the Shares in the manner provided in Section 1.02 will transfer to Frost good and valid title to the Shares, free and clear of all Liens except those imposed by federal and state securities laws.

        2.03 No Conflicts. The execution, delivery and performance by such party of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) result in any breach or violation of or be in conflict with or constitute a default under the terms of any law, order, regulation or agreement or arrangement to which such party or (in the case of Seller) GBI or its subsidiaries, as the case may be, is a party or by which such party is bound, (ii) require any filing with or authorization by any governmental entity other than filings with the Securities and Exchange Commission to report the transactions contemplated hereby, or (iii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such party is entitled under any provision of any agreement or other instrument binding on such party.

        2.04 Investment Representations. Frost represents and warrants to Seller that it is an "accredited investor" as that term is defined under Rule 501 of Regulation D of the Securities Act of 1933, as amended ("1933 Act"). Frost understands that the Shares are "restricted,' such that they may not be resold by him except pursuant to an effective registration statement under the 1933 Act or an exemption from the registration requirements thereof, and that the certificates representing such Shares shall bear a legend to this effect. It understands that its purchase of the Shares represents a speculative investment, involving a high degree of risk. It has had the opportunity to ask reasonable questions of Seller and officers of GBI concerning the Shares and the business of GBI, and such questions have been answered to its full satisfaction.

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 57 of 68 Pages
-------------------------------                   -----------------------------


                                  ARTICLE III

                                 MISCELLANEOUS

        3.01 Termination. Upon termination of the Loan Agreement prior to the extension of the Loan thereunder, this Agreement shall likewise terminate and be of no further force and effect.

        3.02 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to, with respect to Frost, the address or facsimile number provided in the Loan Agreement or, with respect to Seller, the following address or facsimile number:

        David Thalheim
        6 Trusdale Drive
        Old Westbury, New York 11568
        Facsimile No.:  (516) 484-1027

        and

        The David Thalheim Revocable Living Trust
        Dated 3/5/96
        6 Trusdale Drive
        Old Westbury, New York 11568
        Facsimile No.:  (516) 484-1027
        Attn:  David Thalheim

        with a copy to:

        Graubard Mollen & Miller
        600 Third Avenue
        New York, New York 10016
        Facsimile No.:  212-818-8881
        Attn:  David Alan Miller, Esq.

        All such notices, requests and other communications will be deemed given as provided in the Loan Agreement. Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

        3.03 Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

        3.04 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each party will pay its own costs and expenses incurred in connection with the negotiation, execution and closing of this Agreement and the transactions contemplated

-------------------------------                   -----------------------------
CUSIP No. 50575Q 10 2                                Page 58 of 68 Pages
-------------------------------                   -----------------------------


hereby. Notwithstanding the foregoing, Seller shall be responsible for any documentary, stamp or similar transfer tax due on the sale of Shares under this Agreement.

        3.05 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

        3.06 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

        3.07 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other person or entity.

        3.08 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void, except for assignments and transfers by operation of law. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

        3.09 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

        3.10 Consent to Jurisdiction and Service of Process. Seller and Frost hereby irrevocably consent to accept and acknowledge service of any and all process against such party in any action, suit or proceeding arising out of or relating to this Agreement or any of the transactions contemplated thereby, delivered by registered mail to, with respect to Seller, the address provided in
Section 3.02 or, with respect to Frost, to the address provided in the Loan Agreement, and each party waives all claims of error by reason of such service. Each party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in the Borough of Manhattan in the City of New York in any such action, suit or proceeding arising out of or relating to this Agreement or any of the transactions contemplated thereby, and agrees that any such action, suit or proceeding shall be brought only in such court, provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 3.10 and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York other than for such purpose. Each party hereby irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such action, suit or proceeding brought in such a court and any claim that any such action, suit or proceeding brought in such a court has been brought in an inconvenient forum.

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CUSIP No. 50575Q 10 2                                Page 59 of 68 Pages
-------------------------------                   -----------------------------


        3.11 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

        3.12 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

        3.13 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to principles of conflicts of law.

        3.14 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

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CUSIP No. 50575Q 10 2                                Page 60 of 68 Pages
-------------------------------                   -----------------------------


         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by each party hereto as of the date first above written.

                              FROST-NEVADA, LIMITED PARTNERSHIP
                              By:  Frost-Nevada Corporation, General Partner

                                      /s/ David Moskowitz
                              By:  ___________________________
                                   Name:  David Moskowitz
                                   Title:

                                /s/ David Thalheim
                              --------------------------------
                              DAVID THALHEIM


                              THE DAVID THALHEIM REVOCABLE
                              LIVING TRUST DATED 3/5/96

                                /s/ David Thalheim
                              By:_____________________________
                                 Name:  David Thalheim
                                 Title:

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CUSIP No. 50575Q 10 2                                Page 61 of 68 Pages
-------------------------------                   -----------------------------

                                                                       EXHIBIT 9

                             STOCK OPTION AGREEMENT

        AGREEMENT made as of the 7th day of May 2001, by and between LADENBURG THALMANN FINANCIAL SERVICES INC., a Florida corporation (the "Company"), and Phillip Frost, M.D. (the "Director").

        WHEREAS, on May 7, 2001 (the "Grant Date"), pursuant to the terms and conditions of the Company's 1999 Performance Equity Plan (the "Plan"), the Compensation Committee and the Board of Directors of the Company authorized the grant to the Director of an option (the "Option") to purchase an aggregate of 20,000 shares of the authorized but unissued Common Stock of the Company, $.0001 par value (the "Common Stock"), conditioned upon the Director's acceptance thereof upon the terms and conditions set forth in this Agreement and subject to the terms of the Plan; and

        WHEREAS, the Director desires to acquire the Option on the terms and conditions set forth in this Agreement and subject to the terms of the Plan;

        IT IS AGREED:

        1. Grant of Stock Option. The Company hereby grants the Director the Option to purchase all or any part of an aggregate of 20,000 shares of Common Stock (the "Option Shares") on the terms and conditions set forth herein and subject to the provisions of the Plan.

        2. Non-Incentive Stock Option. The Option represented hereby is not intended to be an option which qualifies as an "Incentive Stock Option" under
Section 422 of the Internal Revenue Code of 1986, as amended.

        3. Exercise Price. The exercise price of the Option shall be $3.05 per share, subject to adjustment as hereinafter provided.

        4. Exercisability. This Option is exercisable, subject to the terms and conditions of the Plan, on and after May 7, 2002. After the Option becomes exercisable, it shall remain exercisable except as otherwise provided herein, until the close of business on May 7, 2011 (the "Exercise Period").

        5. Termination Due to Death. Upon the death of the Director, the portion of the Option, if any, that was exercisable as of the date of death may thereafter be exercised by the legal representative of the estate or by the legatee of the Director under the will of the Director, for a period of one year from the date of such death or until the expiration of the Exercise Period, whichever period is shorter. The portion of the Option, if any, that was not exercisable as of the date of death shall immediately terminate upon death.

        6. Withholding Tax. Not later than the date as of which an amount first becomes includable in the gross income of the Director for Federal income tax purposes with respect to the Option, the Director shall pay to the Company, or make arrangements satisfactory to the Committee regarding the payment of, any Federal, state and local taxes of any kind required by law to be withheld or paid with respect to such amount. The obligations of the Company under the Plan

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CUSIP No. 50575Q 10 2                                Page 62 of 68 Pages
-------------------------------                   -----------------------------

and pursuant to this Agreement shall be conditional upon such payment or arrangements with the Company and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Director from the Company.

        7. Adjustments. In the event of any merger, reorganization, consolidation, recapitalization, dividend (other than cash dividend), stock split, reverse stock split, or other change in corporate structure affecting the number of issued shares of Common Stock, the Company shall proportionally adjust the number and kind of Option Shares and the exercise price of the Option in order to prevent the dilution or enlargement of the Director's proportionate interest in the Company and her rights hereunder, provided that the number of Option Shares shall always be a whole number.

        8. Method of Exercise.

        8.1. Notice to the Company. The Option shall be exercised in whole or in part by written notice in substantially the form attached hereto as Exhibit A directed to the Company at its principal place of business accompanied by full payment as hereinafter provided of the exercise price for the number of Option Shares specified in the notice.

        8.2. Delivery of Option Shares. The Company shall deliver a certificate for the Option Shares to the Director as soon as practicable after payment therefor.

        8.3. Payment of Purchase Price.

             8.3.1. Cash Payment. The Director shall make cash payments by wire transfer, certified or bank check or personal check, in each case payable to the order of the Company; the Company shall not be required to deliver certificates for Option Shares until the Company has confirmed the receipt of good and available funds in payment of the purchase price thereof.

             8.3.2. Cashless Payment. At the election of the Director, the purchase price for any or all of the Option Shares to be acquired may be paid by the surrender of shares of Common Stock of the Company held by or for the account of the Direcotr with a "fair market value" equal to the purchase price multiplied by the number of Option Shares to be purchased. "Fair market value" of the Common Stock means, as of the exercise date: (i) if the Common Stock is listed on a national securities exchange or quoted on the Nasdaq National Market or Nasdaq SmallCap Market, the last sale price of the Common Stock in the principal trading market for the Common Stock on the last day trading day preceding such date, as reported by the exchange or Nasdaq, as the case may be;
(ii) if the Common Stock is not listed on a national securities exchange or quoted on the Nasdaq National Market or Nasdaq SmallCap Market, but is traded in the over-the-counter market, the closing bid price of the Common Stock on the last trading day preceding such date for which such quotations are reported by the National Quotation Bureau, Incorporated or similar publisher of such quotations; and (iii) if the fair market value of the Common Stock cannot be determined pursuant to clause (i) or (ii) above, such price as the Company shall

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CUSIP No. 50575Q 10 2                                Page 63 of 68 Pages
-------------------------------                   -----------------------------

determine, in good faith. The Company shall issue a certificate or certificates evidencing the Option Shares as soon as practicable after the notice and payment is received. The certificate or certificates evidencing the Option Shares shall be registered in the name of the person or persons so exercising the Option.

             8.3.3. Payment Price of Withholding Tax. Any required withholding tax may be paid in cash or with Common Stock in accordance with Sections 8.3.1. and 8.3.2.

             8.3.4. Exchange Act Compliance. Notwithstanding the foregoing, the Company shall have the right to reject payment in the form of Common Stock if in the opinion of counsel for the Company, (i) it could result in an event of "recapture" under Section 16(b) of the Securities Exchange Act of 1934, as amended ("Exchange Act"); (ii) such shares of Common Stock may not be sold or transferred to the Company; or (iii) such transfer could create legal difficulties for the Company.

        9. Nonassignability. The Option shall not be assignable or transferable except by will or by the laws of descent and distribution in the event of the death of the Director. No transfer of the Option by the Director by will or by the laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and a copy of the will and such other evidence as the Company may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of the Option.

        10. Company Representations. The Company hereby represents and warrants to the Director that:

                (i) the Company, by appropriate and all required action, is duly authorized to enter into this Agreement and consummate all of the transactions contemplated hereunder; and

                (ii) the Option Shares, when issued and delivered by the Company to the Director in accordance with the terms and conditions hereof, will be duly and validly issued and fully paid and non-assessable.

        11. Director Representations. The Director hereby represents and warrants to the Company that

                (i) he is acquiring the Option and shall acquire the Option Shares for his own account and not with a view towards the distribution thereof;

                (ii) he has received a copy of all reports and documents required to be filed by the Company with the Commission pursuant to the Exchange Act within the last 12 months and all reports issued by the Company to its stockholders;

                (iii) he understands that he must bear the economic risk of the investment in the Option Shares, which cannot be sold by him or her unless they are registered under the Securities Act of 1933, as amended (the "1933 Act") or an exemption therefrom is available thereunder and

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CUSIP No. 50575Q 10 2                                Page 64 of 68 Pages
-------------------------------                   -----------------------------

        that the Company is under no obligation to register the Option Shares for sale under the 1933 Act;

                (iv) in his position with the Company, he has had both the opportunity to ask questions and receive answers from the officers and directors of the Company and all persons acting on its behalf concerning the terms and conditions of the offer made hereunder and to obtain any additional information to the extent the Company possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of the information obtained pursuant to clause (ii) above;

                (v) he is aware that the Company shall place stop transfer orders with its transfer agent against the transfer of the Option Shares in the absence of registration under the 1933 Act or an exemption therefrom as provided herein; and

                (vi) The certificates evidencing the Option Shares shall bear the following legends:

                "The shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act."

                "The shares represented by this certificate have been acquired pursuant to a Stock Option Agreement, dated as of May 7, 2001, a copy of which is on file with the Company, and may not be transferred, pledged or disposed of except in accordance with the terms and conditions thereof."

        12. Restriction on Transfer of Option Shares. Anything in this Agreement to the contrary notwithstanding, the Director hereby agrees that he or she shall not sell, transfer by any means or otherwise dispose of the Option Shares acquired by him or her without registration under the 1933 Act, or in the event that they are not so registered, unless (i) an exemption from the 1933 Act registration requirements is available thereunder, and (ii) the Director has furnished the Company with notice of such proposed transfer and the Company's legal counsel, in its reasonable opinion, shall deem such proposed transfer to be so exempt.

        13. Miscellaneous.

        13.1. Notices. All notices, requests, deliveries, payments, demands and other communications which are required or permitted to be given under this Agreement shall be in writing and shall be either delivered personally or sent by registered or certified mail, or by private courier, return receipt requested, postage prepaid to the Company at its principal executive office and to the Director at his address set forth below, or to such other address as either party shall have specified by notice in writing to the other. Notice shall be deemed duly given hereunder when delivered or mailed as provided herein.

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CUSIP No. 50575Q 10 2                                Page 65 of 68 Pages
-------------------------------                   -----------------------------

        13.2. Plan Paramount; Conflicts with Plan. This Agreement and the Option shall, in all respects, be subject to the terms and conditions of the Plan, whether or not stated herein. In the event of a conflict between the provisions of the Plan and the provisions of this Agreement, the provisions of the Plan shall in all respects be controlling.

        13.3. Shareholder Rights. The Director shall not have any of the rights of a shareholder with respect to the Option Shares until such shares have been issued after the due exercise of the Option.

        13.4. Waiver. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach.

        13.5. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended except by writing executed by the Director and the Company.

        13.6. Binding Effect; Successors. This Agreement shall inure to the benefit of and be binding upon the parties hereto and, to the extent not prohibited herein, their respective heirs, successors, assigns and representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto and as provided above, their respective heirs, successors, assigns and representatives any rights, remedies, obligations or liabilities.

        13.7. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to choice of law provisions).

        13.8. Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.

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CUSIP No. 50575Q 10 2                                Page 66 of 68 Pages
-------------------------------                   -----------------------------


                  IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the day and year first above written.


Director:                       Ladenburg Thalmann Financial Services Inc.



   /s/ Phillip Frost            By:    /s/ Victor M. Rivas
--------------------------          -------------------------------------------
Phillip Frost, M.D.                   Victor M. Rivas
                                      President and Chief Executive Officer

Address of Director:

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CUSIP No. 50575Q 10 2                                Page 67 of 68 Pages
-------------------------------                   -----------------------------

                                                                   EXHIBIT A

                      FORM OF NOTICE OF EXERCISE OF OPTION


--------------------
      DATE


Ladenburg Thalmann Financial Services Inc.

Attention:  Board of Directors

                      Re:     Purchase of Option Shares

Gentlemen:

        In accordance with my Stock Option Agreement dated as of May 7, 2001 ("Agreement") with Ladenburg Thalmann Financial Services Inc. (the "Company"), I hereby irrevocably elect to exercise the right to purchase _________ shares of the Company's common stock, par value $.0001 per share ("Common Stock"), which are being purchased for investment and not for resale.

        As payment for my shares, enclosed is (check and complete applicable box[es]):

        |_| a [personal check] [certified check] [bank check] payable to the order of "Ladenburg Thalmann Financial Services Inc." in the sum of $_________;

        |_|     confirmation of wire transfer in the amount of $_____________;
                and/or

        |_| [If prior approval of the Company has been obtained,] certificate for ____ shares of the Company's Common Stock, free and clear of any encumbrances, duly endorsed, having a Fair Market Value (as such term is defined in the Company's 1999 Performance Equity Plan) of $_________.

        I hereby represent, warrant to, and agree with, the Company that

        (i) I am acquiring the Option Shares for my own account and not with a view towards the distribution thereof;

        (ii) I have received a copy of all reports and documents required to be filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended, within the last 12 months and all reports issued by the Company to its stockholders;

        (iii) I understand that I must bear the economic risk of the investment in the Option Shares, which cannot be sold by me unless they are registered under the Securities Act of 1933 (the "1933 Act") or an exemption therefrom is

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CUSIP No. 50575Q 10 2                                Page 68 of 68 Pages
-------------------------------                   -----------------------------


available thereunder and that the Company is under no obligation to register the Option Shares for sale under the 1933 Act; (iv) in my position with the Company, I have had both the opportunity to ask questions and receive answers from the officers and directors of the Company and all persons acting on its behalf concerning the terms and conditions of the offer made hereunder and to obtain any additional information to the extent the Company possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of the information obtained pursuant to clause
(ii) above;

        (v) I am aware that the Company shall place stop transfer orders with its transfer agent against the transfer of the Option Shares in the absence of registration under the 1933 Act or an exemption therefrom as provided herein;

        (vi) my rights with respect to the Option Shares shall, in all respects, be subject to the terms and conditions of this Company's 1999 Performance Equity Plan and this Agreement; and

        (vii) the certificates evidencing the Option Shares shall bear the following legends:

        "The shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act."

        "The shares represented by this certificate have been acquired pursuant to a Stock Option Agreement, dated as of May 7, 2001, a copy of which is on file with the Company, and may not be transferred, pledged or disposed of except in accordance with the terms and conditions thereof."

        Kindly forward to me my certificate at your earliest convenience.

                                           Very truly yours,


------------------------------         ------------------------------
(Signature)                                     (Address)

------------------------------         ------------------------------
(Print Name)                                    (Address)

                                       ------------------------------
                                          (Social Security Number)

                                       2